

February 11, 2020

Mark Dybul
Executive Vice Chair
Enochian Biosciences Inc
2080 Century Park East, Suite 906
Los Angeles, CA 90067

   Re: Enochian Biosciences Inc
    Form 10-K for the fiscal year ended June 30, 2019
    Filed September 30, 2019
    File No. 001-38758

Dear Mr. Dybul:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2019

Note 3—Acquisition of Enochian Biopharma, page F-15

1. In your Form 10-Q for the quarterly period ended March 31, 2018, in which you first accounted for the acquisition of Enochian Biosciences, you valued the shares issued as consideration at their closing price on that date, which was $5.20 per share. However, in subsequent filings, including your Forms 10-K for the years ended June 30, 2018 and 2019, you valued these shares at $8.00 per share. This revised valuation resulted in a $38.7 million increase to the total transaction consideration and intangible assets recorded as part of the acquisition (primarily consisting of IPR&D).You indicate that this revised valuation was based on the last third party private placement for cash which occurred at or around the acquisition date due to a lack of trading volume in your stock. Please explain to us how you considered the guidance in ASC 820 in determining that the price indicated by a recent third party private placement was more indicative of the fair value of your common stock than the reported closing price on the transaction date. In this regard, tell us how you assessed whether your stock trades in an active market. Please also explain how

you considered the factors in ASC 820-10-35-54C in assessing the volume of trading activity in your common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at (202) 551-3660 or Ibolya Ignat at (202) 551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences